SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Estre Ambiental, Inc.
(Name of Issuer)

Ordinary Shares, par value $0.0001
(Title of Class of Securities)

G3206V100
(CUSIP Number)

December 31, 2017
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3206V100	13G	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS Rotation Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 5,461,960 shares issuable upon exercise of warrants*
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 5,461,960 shares issuable upon exercise of warrants*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,461,960*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8%*
12	TYPE OF REPORTING PERSON IA

* As more fully described in Item 4, the reported warrants are subject to a 9.8% blocker and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, rows (6), (8) and (9) show the number of Ordinary Shares that would be issuable upon the exercise of these warrants in full and do not give effect to such blocker. Therefore, the actual number of Ordinary Shares beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. G3206V100	13G	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS Matthew Rothfleisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 5,461,960 shares issuable upon exercise of warrants*
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 5,461,960 shares issuable upon exercise of warrants*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,461,960*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8%*
12	TYPE OF REPORTING PERSON IN

* As more fully described in Item 4, the reported warrants are subject to a 9.8% blocker and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, rows (6), (8) and (9) show the number of Ordinary Shares that would be issuable upon the exercise of these warrants in full and do not give effect to such blocker. Therefore, the actual number of Ordinary Shares beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. G3206V100	13G	Page 4 of 8 Pages

Item 1(a).	NAME OF ISSUER.

The name of the issuer is Estre Ambiental, Inc. (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Company's principal executive offices are located at Praia de Botafogo, 501, 5th Floor, Rio de Janeiro, 22250-040 RJ, Brazil

Item 2(a).	NAME OF PERSON FILING:

This statement is filed by:

(i) Rotation Capital Management, LP, a Delaware limited partnership (the "Investment Manager"), with respect to the Shares (as defined in Item 2(d) below) directly held by Rotation Capital Credit Opportunities Fund, Ltd., a Cayman Islands exempted company (the "Rotation Fund"); and

(ii) Mr. Matthew Rothfleisch ("Mr. Rothfleisch ") with respect to the Shares directly held by the Rotation Fund.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The Investment Manager serves as the investment manager to the Rotation Fund. The general partner of the Investment Manager is Rotation Capital Partners, LLC (the "General Partner"). Mr. Rothfleisch is the managing member of the General Partner. The filing of this statement should not be construed as an admission that any of the forgoing persons or any Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the Shares reported herein. Mr. Rothfleisch expressly disclaims beneficial ownership of the Shares.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons is 489 Fifth Avenue, 11th Floor, New York, NY 10017.

Item 2(c).	CITIZENSHIP:

The Investment Manager is a Delaware limited partnership. Mr. Rothfleisch is a citizen of the United States.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Ordinary Shares, par value $0.0001 par value (the "Shares").

Item 2(e).	CUSIP NUMBER:

G3206V100

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

CUSIP No. G3206V100	13G	Page 5 of 8 Pages

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☒	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☒	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:_____________________

Item 4.	OWNERSHIP.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentages used herein and in the rest of this Schedule 13G are calculated based on a total of 45,636,732 Ordinary Shares issued and outstanding as of December 21, 2017 as reflected in the Company's Form 6-K filed with the Securities and Exchange Commission on December 28, 2017, and assumes the exercise of the reported warrants subject to the 9.8% Blocker (as defined below).

Pursuant to the terms of the warrants, the Reporting Persons are prohibited from exercising the warrants if the Reporting Persons would beneficially own, after any such exercise more than 9.8% of the outstanding Ordinary Shares (the "9.8% Blocker") and the percentage set forth in Row (11) of the cover page for each Reporting Person gives effect to the 9.8% Blocker. Consequently, at this time, the Reporting Persons are not able to exercise all of the warrants due to the 9.8% Blocker.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

CUSIP No. G3206V100	13G	Page 6 of 8 Pages

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

See Item 2.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. G3206V100	13G	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: February 9, 2018

ROTATION CAPITAL MANAGEMENT, LP

By: ROTATION CAPITAL PARTNERS, LLC, its general partner

By:	/s/ Matthew Rothfleisch
Name: Matthew Rothfleisch
Title: Managing Member

/s/ Matthew Rothfleisch
Matthew Rothfleisch

CUSIP No. G3206V100	13G	Page 8 of 8 Pages

EXHIBIT 1

JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED: February 9, 2018

ROTATION CAPITAL MANAGEMENT, LP

By: ROTATION CAPITAL PARTNERS, LLC, its general partner

By:	/s/ Matthew Rothfleisch
Name: Matthew Rothfleisch
Title: Managing Member

/s/ Matthew Rothfleisch
Matthew Rothfleisch